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November 20, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Opportunities Trust (the “Trust”)

Schedule 14A Proxy Statement

CIK 0001005020

File No. 811-07455

Ladies and Gentlemen:

Thank you for the additional telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on November 19, 2019, pertaining to the above referenced Schedule 14A filing (the “Proxy Statement”) submitted by Virtus Opportunities Trust (the “Trust”) on October 25, 2019, and subsequent revisions submitted on November 15, 2019. Below, we describe the changes made to the Proxy Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Proxy Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: On page 16, please add disclosure to clarify that VIA and the Trust generally intend to rely on expanded relief; but, if expanded relief is rescinded, VIA and the Trust would rely on the Enhanced Order.

Response: We have added the requested disclosure.

2.	Comment: On page 17, sub-point (b), please add disclosure to reflect that if the no-action relief is rescinded, only advisory and subadvisory fees paid to Wholly-Owned Affiliates and Unaffiliated Subadvisers may be disclosed in an aggregated manner.

Response: We have made the requested change.

3.	Comment: On pages 16-20, please summarize the conditions of the Enhanced Order and of the no-action relief in plain English.

Response: We have made the requested change.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ann Flood

Holly van den Toorn

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